January 27, 2017

VIA COURIER AND EDGAR

Re:	Invitation Homes Inc.
Amendment No. 1 to
Registration Statement on Form S-11
Filed January 23, 2017
File No. 333-215452

Rahul K. Patel, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Patel:

On behalf of Invitation Homes Inc. (“Invitation Homes”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) relating to the offering of shares of its common stock, marked to show changes from Amendment No. 1 as filed on January 23, 2017. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated January 26, 2017, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Invitation Homes.

Unaudited Pro Forma Financial Information, page 62

1.	We note the revisions made in response to comment 5; however, we are unable to trace the amounts included in adjustment J to the components identified in the related footnote. Please revise to provide additional transparency as to how those components tie into the adjustments reflected in the pro forma balance sheet. Specifically, please provide reconciliation between the gross proceeds expected to be received and the net cash reflected in this adjustment.

In response to the Staff’s comment, Invitation Homes has revised pages 71-72 to provide a reconciliation of the amounts included in adjustment J to the unaudited pro forma condensed combined and consolidated balance sheet to the components identified in the related footnote, including a reconciliation between the gross proceeds expected to be received and the net cash and cash equivalents reflected in this adjustment.

2.	We note the revisions made in response to prior comment 10. Please address the following with respect to the transactions reflected in adjustment K:

•	Please revise your disclosure throughout to clarify how you determined the number of shares that will be issued for the conversion of Incentive Units and the payment of bonuses.

Invitation Homes advises the Staff that, as disclosed on pages 72-73, the number of shares to be received in the conversion of Incentive Units will be determined in a manner intended to replicate the respective economic value associated with the corresponding Incentive Units. In order to determine the pre-conversion economic value associated with the Incentive Units, Invitation Homes first determined the total enterprise value of the Company (i.e., the amount of its equity and net debt) implied by the assumed initial public offering price of $19.50 per share. Invitation Homes then determined the portion of such total enterprise value allocable to each Promote Partnership by comparing the estimated market value of the homes owned by each Promote Partnership to the estimated market value of the Company’s total portfolio. This value was then adjusted for each Promote Partnership’s respective amount of cash, debt, other assets and liabilities and its ratable portion of the expenses of this offering to arrive at its implied equity value. The pre-conversion economic value of the Incentive Units represents the portion of such equity value that the unitholder would be entitled to receive upon a hypothetical liquidation of the respective Promote Partnership calculated in accordance with its respective governing documents, which require the achievement of certain internal rates of return by the Class A partners before the holders of Incentive Units are entitled to receive distributions. Finally, the pre-conversion economic value of the Incentive Units was translated into a number of shares using the assumed initial public offering price of $19.50 per share. In summary, each Incentive Unit holder will receive a number of shares that is equal in value (based on the initial public offering price) to the payment the Incentive Unit holder would have received if all of the Promote Partnerships were sold for cash equal to the valuation of Invitation Homes implied by the initial public offering price.

Invitation Homes advises the Staff that the number of shares to be issued in conversion of the cash bonuses awarded in the IH6 Bonus Awards and under the supplemental bonus plan was determined by translating the dollar amount of such bonuses into a number of shares with equivalent value based on the assumed initial public offering price of $19.50 per share.

Invitation Homes has revised pages 72-73 to reflect the foregoing.

•	Based on review of your financial statements for the period ended September 30, 2016, it appears that incentive units outstanding as of that date had an aggregate value of approximately $159,000. Based on your disclosure related to adjustment K, it appears that these units will convert into shares with an aggregate value of approximately $1.1 million. Please provide us with an explanation for the apparent increase in value. Particularly, explain the reasons for the increase in value (if any) from the issuance date to the IPO date for incentive units issued during the nine month period ended September 30, 2016.

Invitation Homes supplementally advises the Staff that the weighted average fair value of outstanding incentive units reflected in its condensed combined and consolidated statement of operations for the nine months ended September 30, 2016 was approximately $3,200 per unit or $159 million in the aggregate. Please see the first table set forth in Note 9—Incentive Compensation Units to the unaudited condensed combined and consolidated financial statements as of and for the nine months ended September 30, 2016 and 2015, which specifies the weighted average fair value per unit of the incentive units outstanding as of September 30, 2016 in thousands of dollars. The difference between the historical weighted average fair value of $159 million and the estimated conversion value of $1.1 million is primarily explained by the fact that only 8,242 of the 49,605 total incentive units outstanding as of September 30, 2016 will be converted for shares at the time of the offering, which accounts for approximately 90% of such difference. The holders of incentive units that will not be converted for shares will receive similar limited partner interests in partnerships that will hold shares of common stock of Invitation Homes Inc. As described on pages 143 and 152, the interests in such partnerships held by Mr. Tanner and Mr. Gould will be fully vested. None of the other holders of such non-converting incentive units are current employees of Invitation Homes under generally accepted accounting principles.

With respect to the portion of the incentive units that will be converted for shares, Invitation Homes advises the Staff that the aggregate estimated conversion value of such incentive units as disclosed in footnote K does not represent any increase from the aggregate fair value of such incentive units as reflected in the unaudited condensed combined and consolidated financial statements of Invitation Homes as of and for the nine months ended September 30, 2016. The valuation derived from the assumed initial public offering price of $19.50 per share, resulting in the expected conversion value of $1.1 million, was lower than the valuation derived from the assumptions used to determine the weighted average fair value of the incentive units as of September 30, 2016. Invitation Homes further advises the Staff that with respect to incentive units issued during the nine months ended September 30, 2016, there has been no increase from their fair value at the issuance date to their estimated conversion value at the IPO date.

•	Please revise your disclosure to provide a reconciliation of the $22.5 million in compensation expense expected to be recorded on the date of the offering. The revised disclosure should provide the compensation expense expected to be recorded for (a) the conversion of Incentive Units into shares of common stock (b) the initial compensation expense incurred upon the bonus payment under the supplemental bonus plan and (c) the payment of Bonus Awards in January 2017.

Invitation Homes has revised page 74 to provide a reconciliation of the total amount of one-time compensation expense expected to be recorded on the date of the offering allocable to the items identified in the Staff’s comment.

•	Tell us whether you have accrued any portion of the bonus payment under the supplemental bonus plan as of September 30, 2016 and the basis for your conclusions.

Invitation Homes advises the Staff that, as disclosed in Note 12—Subsequent Events to the unaudited condensed combined and consolidated balance sheet as of September 30, 2016, payment of a bonus under the supplemental bonus plan is triggered upon an initial public offering or exit event. As of September 30, 2016, the occurrence of a triggering event was not yet probable, and accordingly no accrual was required.

•	It appears that you expect to continue to recognize expense related to your supplemental bonus plan for a 24 month period following your offering. Please revise your pro forma financial statements accordingly.

Invitation Homes has revised its unaudited pro forma condensed combined and consolidated statements of operations and the pro forma summary financial data derived therefrom to give pro forma effect to the incremental compensation expense related to the supplemental bonus plan. See footnote O on page 76.

3.	Please revise adjustment N to provide the information necessary for a reader to understand how the amounts disclosed were calculated, including any material assumptions.

Invitation Homes has revised footnote L on pages 74-75 to more clearly explain how the interest expense adjustments associated with the Term Loan Facility and associated interest rate swaps, as well as the amortization of deferred financing costs attributable to the Term Loan Facility and Revolving Credit Facility were calculated, including all material assumptions.

4.	We note the revision made to adjustment N in response to comment 6. It appears that you have determined that none of the interest rate swap transactions are directly attributable to the transactions reflected in your pro forma financial statements. Please clarify for us whether any of the swaps were entered into in contemplation of the term loan reflected in adjustment B.

Invitation Homes advises the Staff that the two interest rate swap agreements that were entered into on December 21, 2016 were entered into in contemplation of its New Credit Facility. As discussed with the Staff on January 26, 2017, Invitation Homes has revised its unaudited pro forma condensed combined and consolidated statements of operations and the pro forma summary financial data derived therefrom to reflect the pro forma impact of these swap agreements.

Exhibits

Exhibit 5.1

5.	Please update paragraphs 5 and 6 of your opinion when the Company obtains stockholder approval and files relevant corporate documents. In this regard, these assumptions currently appear overly broad and assume material facts underlying your opinion that the securities will be legally issued. In the alternative, please provide analysis for counsel’s belief that the assumptions are necessary and appropriate.

As discussed with the Staff on January 26, 2017, Invitation Homes advises the Staff that it will file by post-effective amendment no later than the closing date of the offering an opinion that does not contain the assumptions contained in paragraphs 5 and 6 of the version filed as Exhibit 5.1 to Amendment No. 1.

Exhibit 8.1

6.	Please confirm that the Officer’s Certificate is limited to factual matters.

Invitation Homes advises the Staff that the Officer’s Certificate referenced in the opinion filed as Exhibit 8.1 to Amendment No. 1 is limited to factual matters.

*        *        *         *        *

Please do not hesitate to call Joshua Ford Bonnie at 202-636-5804 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

  Kim McManus

  Paul Cline

  Robert F. Telewicz, Jr.

Invitation Homes Inc.

  John B. Bartling Jr.

  Ernest M. Freedman

  Mark A. Solls

Goodwin Procter LLP

  Gilbert G. Menna

  Scott C. Chase